Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, October 16, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 9 to October 13, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
09/10/2023	474,957	61.415248	29,169,601.94	XPAR
09/10/2023	80,000	61.445745	4,915,659.60	CEUX
09/10/2023	25,000	61.442939	1,536,073.48	TQEX
09/10/2023	25,000	61.440912	1,536,022.80	AQEU
10/10/2023	471,223	61.508001	28,983,984.76	XPAR
10/10/2023	80,000	61.497751	4,919,820.08	CEUX
10/10/2023	25,000	61.489735	1,537,243.38	TQEX
10/10/2023	25,000	61.490401	1,537,260.03	AQEU
11/10/2023	470,935	62.443840	29,406,989.79	XPAR
11/10/2023	75,000	62.445906	4,683,442.95	CEUX
11/10/2023	20,000	62.466634	1,249,332.68	TQEX
11/10/2023	25,000	62.472784	1,561,819.60	AQEU
12/10/2023	471,502	62.330332	29,388,876.20	XPAR
12/10/2023	75,000	62.319110	4,673,933.25	CEUX
12/10/2023	20,000	62.325866	1,246,517.32	TQEX
12/10/2023	25,000	62.327290	1,558,182.25	AQEU
13/10/2023	468,689	63.157393	29,601,175.37	XPAR
13/10/2023	75,000	63.159596	4,736,969.70	CEUX
13/10/2023	20,000	63.155123	1,263,102.46	TQEX
13/10/2023	25,000	63.161394	1,579,034.85	AQEU
Total	2,977,306	62.165274	185,085,042.47

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).